                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                        (Amendment No. ______________)*


                        Resource Bankshares Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  761198-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [X] Rule 13d-1(c)

    [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                  Page 1 of 5

CUSIP No .                        761198-10-0
                       ----------------------------


   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
             Lawrence N. Smith
       ------------------------------------------------------


   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
          ---------------------------------------------------------

       (b)
          ---------------------------------------------------------


   3.  SEC Use Only
                    -----------------------------------------------


   4.  Citizenship or Place of Organization           U.S.A.
                                              ---------------------


Number of          5.  Sole Voting Power            79,532
Shares Bene-                                   --------------------
ficially by
Owned by Each      6.  Shared Voting Power          52,202
Reporting                                      --------------------
Person With:
                   7.  Sole Dispositive Power       79,532
                                               --------------------

                   8.  Shared Dispositive Power     52,202
                                               --------------------


   9.  Aggregate Amount Beneficially Owned by Each Reporting Person  131,734
                                                                    -----------
  10.  Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)
                                        ----------------------------

  11.  Percent of Class Represented by Amount in Row (9)      5.04%

  12.  Type of Reporting Person (See Instructions)            IN
                                                    -----------------------

Item 1

  (a)    Name of Issuer
         --------------
         Resource Bankshares Corporation

  (b)    Address of Issuer's Principal Executive Offices
         -----------------------------------------------

         3720 Virginia Beach Boulevard
         Virginia Beach, VA 23452

Item 2

  (a)    Name of Person Filing
         ---------------------

         Lawrence N. Smith

  (b)    Address of Principal Business Office or, if None, Residence
         -----------------------------------------------------------

         3720 Virginia Beach Boulevard
         Virginia Beach, VA 23452


  (c)    Citizenship
         -----------

         United States

  (d)    Title of Class of Securities
         ----------------------------

         Common

  (e)    CUSIP No.
         ---------

         761198-10-0

Item 3 If this Statement Is Filed Pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
                                      N/A

     (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
             78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] Investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

     (f) [ ] Employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

     (g) [ ] Parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4  Ownership

     (a)      Amount Beneficially Owned:
              -------------------------

              131,734

     (b)      Percent of Class:
              ----------------

              5.04

     (c)      Number of shares as to which such person has:
              --------------------------------------------

              (i)   Sole power to vote or to direct the vote:

                    79,532

              (ii)  Shared power to vote or to direct the vote:

                    52,202

              (iii) Sole power to dispose or to direct the disposition of:

                    79,532

              (iv)  Shared power to dispose or to direct the disposition of:

                    52,202

Item 5  Ownership of Five Percent or Less of Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6    Ownership of More Than Five Percent on Behalf of Another Person
          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          N/A

Item 8    Identification and Classification of Members of the Group
          N/A

Item 9    Notice of Dissolution of Group
          N/A

Item 10   Certification
          N/A

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 17, 2000
                                                 ------------------------
                                                          Date

                                                   /s/ Lawrence N. Smith
                                                 ------------------------
                                                       Signature


                                               Lawrence N. Smith, Shareholder
                                               ------------------------------
                                                        Name/Title


ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


#607645 v1 - RBC/ L.Smith Form 13-G